

July 15, 2010

James N. Casey
Authorized Representative for NXP Semiconductors N.V.
1109 McKay Drive
M/S 54SJ
San Jose, CA 95131-1706

> **Re:** **NXP Semiconductors N.V.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 30, 2010**
> **File No. 333-166128**

Dear Mr. Casey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Principal Stockholders, page 138

1.   As previously requested, disclose the number of your U.S. holders and the percentage of shares held by them (p. 138). See Form 20-F Item 7.A.2.

2.   With respect to your response to prior comment 1:

   - We note your response is specific only to our comment 3 from our letter dated June 7, 2010 and does not reference, as requested, comment 16 from the June 7, 2010 letter. Please advise.

   - We note your revisions in response to comment 3 from our letter dated June 7, 2010, but it appears that there are several entities in the principal stockholders table for which you have not identified the individuals that have voting and dispositive control over those entities' shares. For instance, we refer you to footnotes 5, 6, and 7 in which no individuals are named, and footnote 3, in which you name only one individual of many with voting and dispositive control over the shares held by that entity. Please revise to identify the individuals with voting and dispositive control over the shares held by the entities named in the table.

Exhibit Index, page II-6

3. We note your response to prior comment 5 and that numerous exhibits remain to be filed. Please note we may have further comment once you have filed the remaining exhibits.

Exhibit 5.1

4. Please confirm that you will submit an opinion dated as of the date of effectiveness.

5. It is inappropriate to limit the opinion to a select list of documents as the opinion does in paragraph 3. Please file an opinion of counsel that is not limited in this manner.

6. The opinion should not assume any of the material facts underlying the opinion or facts that are readily ascertainable. For example, we note paragraphs 4.1(b), 4.2, and 4.3. When providing a revised opinion to remove inappropriate assumptions, your counsel might evaluate whether the assumed facts are relevant to the issues required to be addressed by Regulation S-K Item 601(b)(5) and, if so, whether it can establish those facts by certificates from a registrant's officers otherwise.

7. We note that the definition of "nonassessable" contained in the opinion only addresses whether shareholders may be required to make additional payments to the registrant for the share to be fully paid; however, the opinion should also address whether a security holder may become liable for assessments or calls on the security by the registrant *or its creditors*.

8. Refer to paragraph 6. It is unclear why the qualifications in this paragraph are appropriate or necessary. Please advise or revise.

9. Investors are entitled to rely on the opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5). Please file a revised opinion of counsel that does not contain the limitations in paragraphs 7.1 and 7.2(a). Further, please explain why it is necessary to include the limitation in paragraph 7.2(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar at (202) 551-3662 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Nicholas J. Shaw, Esq.
                 Simpson Thacher & Bartlett LLP